SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*




                               Asta Funding, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    046220109
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                                 (CUSIP Number)

                                 March 18, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 046220109
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
       (entities only):  Asta Group, Incorporated
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                                           (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each    (5) Sole Voting
      Reporting Person With                          Power:             85,000
                                               (6) Shared Voting
                                                     Power:
                                               (7) Sole Dispositive
                                                     Power:             85,000
                                               (8) Shared Dispositive
                                                     Power:
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  85,000
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 2.2%
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(12)     Type of Reporting Person (See Instructions):  CO
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                               CUSIP NO. 046220109
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):  Arthur Stern
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                                           (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each    (5) Sole Voting
      Reporting Person With                          Power:
                                               (6) Shared Voting
                                                     Power:             85,000*
                                               (7) Sole Dispositive
                                                     Power:
                                               (8) Shared Dispositive
                                                     Power:             85,000*
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  85,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9):  2.2%
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(12)     Type of Reporting Person (See Instructions):  IN
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* Arthur Stern has shared  voting and  dispositive  power over the 85,000 shares because he may be deemed a control person of Asta Group, Incorporated ("Group") through his ownership of Group common stock and his management position with Group. 21,658 shares represents Mr. Stern's proportionate equity interest in the 85,000 shares held by Group.

                               CUSIP NO. 046220109
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):  Gary Stern
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                                           (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each    (5) Sole Voting
      Reporting Person With                         Power:
                                               (6) Shared Voting
                                                    Power:              85,000*
                                               (7) Sole Dispositive
                                                    Power:
                                               (8) Shared Dispositive
                                                    Power:              85,000*
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  85,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9): 2.2%
--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Gary Stern has shared voting and dispositive power over the 85,000 shares because he may be deemed a control person of Asta Group, Incorporated ("Group") through his ownership of Group common stock and his management position with Group. 28,824 shares represents Mr. Stern's proportionate equity interest in the 85,000 shares held by Group.


Item 1(a).  Name Of Issuer:  Asta Funding, Inc.
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Item 1(b). Address of Issuer's Principal  Executive Offices:  210 Sylvan Avenue,
Englewood Cliffs, New Jersey 07632
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Item 2(a).  Name of Person  Filing:  This Schedule  13G/A is being filed by Asta
Group, Incorporated, a Delaware corporation ("Group"), Arthur Stern ("Arthur") and Gary Stern ("Gary") as joint filers pursuant to Rule 13d-1(k). Group is a reporting person because it is the beneficial owner of record of the 85,000 shares of Common Stock, par value $.01 per share, of Asta Funding, Inc. Each of Arthur and Gary are reporting persons because under the rules promulgated by Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, they may be deemed to be a control person of Group through their ownership of Group common stock and their management positions with Group.
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Item 2(b).  Address of Principal  Business  Office or, if None,  Residence:  210
Sylvan Avenue, Englewood, New Jersey 07632.
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Item 2(c).  Citizenship:  Group is a Delaware corporation and both Arthur and
Gary are citizens of the United States.
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Item 2(d).  Title of Class of Securities:  Common Stock, par value $.01 per share, of Asta Funding, Inc.
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Item 2(e).  CUSIP No.:  046220109
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Item 3. If This  Statement Is Filed  Pursuant to ss.240.13d-1(b) or 240.13d-2(b)
        or (c), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A  Savings  Associations  as  defined in Section 3(b) of   the
                 Federal  Deposit  Insurance  Act (12 U.S.C. 1813);

         (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is file pursuant to ss.240.13d-1(c),  check this box [X].

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of March 18, 1998):

                  85,000

         (b)      Percent of Class (as of March 18, 1998):

                  2.2%

         (c)      Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote   ---

                 (ii) shared power to vote or to direct the vote  85,000
                                                               -----------

                (iii) sole power to dispose or to direct the disposition of ---

                (iv) shared power to dispose or to direct the disposition of 85,000

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                            April 6, 1998
                                               (Date)


                                            ASTA GROUP, INCORPORATED


                                            By:  /s/ Arthur Stern
                                                 Arthur Stern, President


                                                /s/ Arthur Stern
                                                Arthur Stern


                                                /s/ Gary Stern
                                                Gary Stern


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     Asta Group, Incorporated, a Delaware corporation, Arthur Stern and Gary Stern hereby agree that the Schedule 13G/A filed herewith relating to the shares of Common Stock, par value $.01 per share, of Asta Funding, Inc., a Delaware corporation, is filed jointly on behalf of each such person pursuant to Rule 13d-1(k).


  April 6, 1998
  (Date)
                                                   ASTA GROUP, INCORPORATED


                                                   By:  /s/ Arthur Stern
                                                        Arthur Stern, President


                                                        /s/ Arthur Stern
                                                        Arthur Stern


                                                       /s/ Gary Stern
                                                       Gary Stern